June 1, 2005

Mark R. Ruh
White River Capital, Inc.
250 North Shadeland Avenue
Indianapolis, Indiana 46219

RE:	White River Capital, Inc.
	Form S-1/A and Form S-4/A filed May 13, 2005
	File No. 333-123909


Dear Mr. Ruh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the filing to include information for the interim period ended March 31, 2005. Refer to Item 3-12 of Regulation S-X.


Form S-1/A and Form S-4/A
Cover Page

2. Please confirm that the cover page will be limited to one page.
Rule 421.


3. Revise note 2 to reflect estimated offering expenses of $1.3 million.

Certain Federal Income Tax Consequences

4. Please delete the word "certain" when it is used to modify the federal income tax disclosures throughout the document and the tax opinion. You may replace the word "certain" with the word
"material."

Projections

5. Please add a new section that discloses the internal projections used by management, the Board and shared with Piper Jaffray regarding the companies and the proposed transactions.

Capitalization - pages 41-44

6. Expand note 1 to state the nature and amounts included in the total amount of cash from proposed transactions in the amount of $5,955,000.

Unaudited Pro Forma Combined Financial Statements - pages 49-57

7. Expand note h to provide the detailed calculation of the accrued interest for the senior accrual notes, restructured subordinated notes and subordinated accrual note.

8. Expand note t to provide the detailed calculation of accretion and interest expense for creditor notes payable based on the assumption that creditor notes are tendered to White River on December 31, 2003.

9. Expand note u to provide the detailed calculation of interest expense related to the increase in Coastal Credit line of credit.

10. Expand note v to provide the assumptions used to obtain the carrying value of creditor notes payable and accrued interest-creditor notes payable as of December 31, 2003.

11. Provide an adjustment for pro forma tax effects with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct all accounting questions to Christina Harley at
(202) 551-3695 or Senior Assistant Chief Accountant at (202) 551-
3490.  All other questions may be directed to me at (202) 551-
3775.

						Sincerely,




						Todd K. Schiffman
						Assistant Director